UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May, 2009

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	FRN Variable Rate Fix dated 2 April 2009
Exhibit No. 2	FRN Variable Rate Fix dated 2 April 2009
Exhibit No. 3	Partial Early Repurchase dated 7 April 2009
Exhibit No. 4	FRN Variable Rate Fix dated 8 April 2009
Exhibit No. 5	FRN Variable Rate Fix dated 9 April 2009
Exhibit No. 6	FRN Variable Rate Fix dated 14 April 2009
Exhibit No. 7	FRN Variable Rate Fix dated 14 April 2009
Exhibit No. 8	Publication of Prospectus dated 15 April 2009
Exhibit No. 9	FRN Variable Rate Fix dated 16 April 2009
Exhibit No. 10	FRN Variable Rate Fix dated 16 April 2009
Exhibit No. 11	FRN Variable Rate Fix dated 16 April 2009
Exhibit No. 12	FRN Variable Rate Fix dated 16 April 2009
Exhibit No. 13	FRN Variable Rate Fix dated 16 April 2009
Exhibit No. 14	FRN Variable Rate Fix dated 16 April 2009
Exhibit No. 15	FRN Variable Rate Fix dated 16 April 2009
Exhibit No. 16	Director/PDMR Shareholding dated 17 April 2009
Exhibit No. 17	Annual Information Update dated 21 April 2009
Exhibit No. 18	Annual Information Update dated 21 April 2009
Exhibit No. 19	Publication of Final Terms dated 22 April 2009
Exhibit No. 20	Fully Early Redemption dated 22 April 2009
Exhibit No. 21	FRN Variable Rate Fix dated 27 April 2009
Exhibit No. 22	AGM Resolutions dated 28 April 2009
Exhibit No. 23	Total Voting Rights dated 30 April 2009
Exhibit No. 24	FRN Variable Rate Fix dated 30 April 2009
Exhibit No. 25	FRN Variable Rate Fix dated 30 April 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: May 01, 2009

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date:  May 01, 2009

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit No.1

As Agent Bank, please be advised of the following rate determined on: 02-Apr-2009
Issue	¦ BARCLAYS BANK PLC Series 161 Issue of GBP 1,250,000,000 Floating Rate Notes Due 2010 under the GBP 30,000,000,000 Debt Issuance Programme

ISIN Number	¦ XS0308497014
ISIN Reference	¦
Issue Nomin GBP	¦ 1,250,000,000.00
Period	¦ 02-Apr-2009 to 02-Jul-2009		Payment Date 02-Jul-2009
Number of Days	¦ 91
Rate	¦ 1.63688
Denomination GBP	¦ 1,000.00	¦	¦

Amount Payable per Denomination	¦ 4.08	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.2

As Agent Bank, please be advised of the following rate determined on: 02/04/09
Issue	¦ Barclays Bank Plc Series 172 - USD 2,000,000,000 FRN due 5 December 2011

ISIN Number	¦ XS0403958571
ISIN Reference	¦ 40395857
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 06/04/09 to 05/05/09		Payment Date 05/05/09
Number of Days	¦ 29
Rate	¦ 1.53938
Denomination USD	¦ 50,000	¦ 2,000,000,000	¦

Amount Payable per Denomination	¦ 62.00	¦ 2,480,112.22	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.3

Please be advised the following issue has been repurchased for EUR 20,000 on 06 April 2009

Issuer: Barclays Bank - Series: SN12736 - ISIN: XS0363724609 - Maturity Date: 14 MAY 2010 - O/S Nominal: EUR 1,675,000

The outstanding balance will therefore be EUR 1,655,000

Please amend your records accordingly.

Exhibit No.4

As Agent Bank, please be advised of the following rate determined on: 08/04/09
Issue	¦ Barclays Bank Plc Series 180 - USD 250,000,000 FRN due 13 Jan 2012

ISIN Number	¦ XS0408595352
ISIN Reference	¦ 40859535
Issue Nomin USD	¦ 250,000,000
Period	¦ 14/04/09 to 13/07/09		Payment Date 13/07/09
Number of Days	¦ 90
Rate	¦ 1.66875
Denomination USD	¦ 100,000	¦ 250,000,000	¦

Amount Payable per Denomination	¦ 417.19	¦ 1,042,968.75	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.5

As Agent Bank, please be advised of the following rate determined on: 09-Apr-2009
Issue	¦ Barclays Bank PLC Series 64, Tranche 1, EUR 50,000,000 Floating Rate Subordinated Notes due 2019

ISIN Number	¦ XS0102643169
ISIN Reference	¦
Issue Nomin EUR	¦ 50,000,000.00
Period	¦ 15-Apr-2009 to 15-Oct-2009		Payment Date 15-Oct-2009
Number of Days	¦ 183
Rate	¦ 2.11800
Denomination EUR	¦ 100,000.00	¦	¦

Amount Payable per Denomination	¦ 1,076.65	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.6

As Agent Bank, please be advised of the following rate determined on: 14/04/09
Issue	¦ Barclays Bank PLC - Series 178 - GBP 2,000,000,000 FRN due 13 Jan 2012

ISIN Number	¦ XS0408286994
ISIN Reference	¦ 40828699
Issue Nomin GBP	¦ 2,000,000,000
Period	¦ 14/04/09 to 13/07/09		Payment Date 13/07/09
Number of Days	¦ 90
Rate	¦ 1.79438
Denomination GBP	¦ 100,000	¦ 2,000,000,000	¦

Amount Payable per Denomination	¦ 442.45	¦ 8,848,997.26	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.7

As Agent Bank, please be advised of the following rate determined on: 14/04/09
Issue	¦ Barclays Bank Plc Series 182 - JPY 110,000,000,000 FRN due 16 Jan 2012

ISIN Number	¦ XS0408643939
ISIN Reference	¦ 40864393
Issue Nomin JPY	¦ 110,000,000,000
Period	¦ 16/04/09 to 16/07/09		Payment Date 16/07/09
Number of Days	¦ 91
Rate	¦ 1.06813
Denomination JPY	¦ 100,000,000	¦ 110,000,000,000	¦

Amount Payable per Denomination	¦ 269,999.53	¦ 296,999,480.56	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.8

Publication of Prospectus

The following base prospectus supplement has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus Supplement dated 15 April 2009 for the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6287Q_1-2009-4-15.pdf

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London  E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Any Notes issued or to be issued pursuant to the Prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, such Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No.9

As Agent Bank, please be advised of the following rate determined on: 16-Apr-2009
Issue	¦ Barclays Bank PLC Series 157 EUR 1,250,000,000 Callable Floating Rate Subordinated Notes due 2016

ISIN Number	¦ XS0240949791
ISIN Reference	¦
Issue Nomin EUR	¦ 1,250,000,000.00
Period	¦ 20-Apr-2009 to 20-Jul-2009		Payment Date 20-Jul-2009
Number of Days	¦ 91
Rate	¦ 1.58500
Denomination EUR	¦ 50,000.00	¦	¦

Amount Payable per Denomination	¦ 200.33	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.10

As Agent Bank, please be advised of the following rate determined on: 16/04/09
Issue	¦ Barclays Bank Plc Series 175 - USD 2,000,000,000 FRN due 19 December 2011

ISIN Number	¦ XS0406399427
ISIN Reference	¦ 40639942
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 20/04/09 to 19/05/09		Payment Date 19/05/09
Number of Days	¦ 29
Rate	¦ 1.39688
Denomination USD	¦ 100,000	¦ 2,000,000,000	¦

Amount Payable per Denomination	¦ 112.53	¦ 2,250,528.89	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.11

Re:	BARCLAYS BANK PLC.
GBP 1000000000
MATURING: 16-Jun-2011
ISIN: XS0372547975

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Apr-2009 TO 18-May-2009 HAS BEEN FIXED AT 1.365630 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 18-May-2009 WILL AMOUNT TO:
GBP 59.86 PER GBP 50000 DENOMINATION

Exhibit No.12

Re:	BARCLAYS BANK PLC.
GBP 1000000000
MATURING: 16-Dec-2011
ISIN: XS0372548197

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Apr-2009 TO 18-May-2009 HAS BEEN FIXED AT 1.415630 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 18-May-2009 WILL AMOUNT TO:
GBP 62.06 PER GBP 50000 DENOMINATION

Exhibit No.13

Re:	BARCLAYS BANK PLC.
GBP 2000000000
MATURING: 16-May-2018
ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Apr-2009 TO 18-May-2009 HAS BEEN FIXED AT 1.465630 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 18-May-2009 WILL AMOUNT TO:
GBP 64.25 PER GBP 50000 DENOMINATION

Exhibit No.14

Re:	BARCLAYS BANK PLC.
GBP 1600000000
MATURING: 16-Nov-2018
ISIN: XS0398796895

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Apr-2009 TO 18-May-2009 HAS BEEN FIXED AT 1.465630 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 18-May-2009 WILL AMOUNT TO:
GBP 64.25 PER GBP 50000 DENOMINATION

Exhibit No.15

Re:	BARCLAYS BANK PLC.
GBP 1000000000
MATURING: 16-May-2019
ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Apr-2009 TO 18-May-2009 HAS BEEN FIXED AT 1.465630 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 18-May-2009 WILL AMOUNT TO:
GBP 64.25 PER GBP 50000 DENOMINATION

Exhibit No.16

17 April 2009

Director/PDMR Shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

1.

The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust (the “ESAS Trust”) notified Barclays PLC (“the Company”) on 17 April 2009 that it had on 16 April 2009 exercised its discretion and released shares following provisional allocations made in previous years by the trustee over the Company’s ordinary shares. Of these shares the following were released to directors and PDMRs of the Company:

Directors/ PDMRS	Shares released to Director/ PDMR	Shares sold on behalf of Director/PDMR to satisfy withholding liabilities¹	Share price at award² (pence)	Market price at date of release (pence)	Shares retained by Director/ PDMR
RE Diamond Jr	4,260,538	0	510 ³	210	4,260,538
CG Lucas	41,682	17, 116	724	210	24,566
JS Varley	48,172	19, 781	491	210	28, 391

2.

The independent trustee of the ESAS Trust notified the Company on 16 April 2009 that it had on 15 April 2009 granted rights in the form of nil cost options to the directors and PDMRs of the Company listed below under the ESAS to acquire ordinary shares in the Company. The ESAS options are exercisable from grant until 21 February 2011 and are granted over a proportion of the shares which were provisionally allocated by the trustee under ESAS on 21 March 2006 to the directors and PDMRs listed below.

The number of shares under option includes an additional number of shares which have been accrued in respect of dividends received by the trustee since March 2006 . The total exercise price payable on any exercise of an ESAS option is £1.

Director            Number of shares granted under option to Director/PDMR

JS Varley           100,924

The revised total shareholding for each director following these transactions is as follows:

Director	Beneficial Holding

RE Diamond Jr	10,127,503
CG Lucas	100,604
JS Varley	621,657

¹ RE Diamond Jr paid for his tax and social security obligations from personal funds to cover the liability due on the release of shares by the ESAS Trust.

² The price shown reflects the average price paid by the independent trustee of the ESAS Trust to purchase ordinary shares to satisfy the award.

³ This is a weighted average price as the awards were made over a number of years.

Exhibit No.17

Barclays PLC

Annual Information Update for the 12 months up to and including 16 April 200 9.

In accordance with Prospectus Rule 5.2, Barclays PLC (the “Company’) announces that the following information has been published or made available to the public over the previous 12 months in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

The following UK regulatory announcements have been made via a Regulatory Information Service:

21/04/2008	Barclays PLC	Annual Information Update
24/04/2008	Barclays PLC	Partial Repurchase
24/04/2008	Barclays PLC	Partial Repurchase
24/04/2008	Barclays PLC	Result of AGM
24/04/2008	Barclays PLC	AGM Statement
24/04/2008	Barclays PLC	Full Early Repurchase
25/04/2008	Barclays PLC	AGM Resolutions
28/04/2008	Barclays PLC	Director/PDMR Shareholding
30/04/2008	Barclays PLC	Partial Repurchase
30/04/2008	Barclays PLC	Total Voting Rights
02/05/2008	Barclays PLC	Holding(s) in Company
09/05/2008	Barclays PLC	Director/PDMR Shareholding
12/05/2008	Barclays PLC	Investor Conference Speech
15/05/2008	Barclays PLC	Director/PDMR Shareholding
15/05/2008	Barclays PLC	Interim Management Statement
30/05/2008	Barclays PLC	Total Voting Rights
12/06/2008	Barclays PLC	Investor Conference Speech
16/06/2008	Barclays PLC	Response to Press Comment and Trading Update
19/06/2008	Barclays PLC	Partial Repurchase
24/06/2008	Barclays PLC	Partial Early Repurchase
24/06/2008	Barclays PLC	Partial Early Repurchase
24/06/2008	Barclays PLC	Partial Early Repurchase
25/06/2008	Barclays PLC	Announcement Re. Share Issue
27/06/2008	Barclays PLC	Partial Early Repurchase
30/06/2008	Barclays PLC	Total Voting Rights
30/06/2008	Barclays PLC	Partial Early Repurchase
01/07/2008	Barclays PLC	Director/PDMR Shareholding
02/07/2008	Barclays PLC	Doc re. Prospectus of Barclays PLC
18/07/2008	Barclays PLC	Result of placing and open offer
22/07/2008	Barclays PLC	Group Reporting Changes in 2008
23/07/2008	Barclays PLC	Directorate change
24/07/2008	Barclays PLC	Holding(s) in Company
24/07/2008	Barclays PLC	Holding(s) in Company
24/07/2008	Barclays PLC	Blocklisting Interim Review
24/07/2008	Barclays PLC	Blocklisting Interim Review
24/07/2008	Barclays PLC	Blocklisting Interim Review
24/07/2008	Barclays PLC	Blocklisting Interim Review
24/07/2008	Barclays PLC	Blocklisting Interim Review
28/07/2008	Barclays PLC	Holding(s) in Company
29/07/2008	Barclays PLC	Director/PDMR Shareholding
31/07/2008	Barclays PLC	Total Voting Rights
01/08/2008	Barclays PLC	Holding(s) in Company
05/08/2008	Barclays PLC	Disposal
07/08/2008	Barclays PLC	Absa Interim Results Released
07/08/2008	Barclays PLC	Interim Results – Part 1
07/08/2008	Barclays PLC	Interim Results – Part 2
08/08/2008	Barclays PLC	Director/PDMR Shareholding
27/08/2008	Barclays PLC	Statement re Investment in New China Trust Co. Ltd
28/08/2008	Barclays PLC	Director/PDMR Shareholding
29/08/2008	Barclays PLC	Total Voting Rights
01/09/2008	Barclays PLC	Directorate Change
08/09/2008	Barclays PLC	Investor Conference Speech
15/09/2008	Barclays PLC	Investor Seminar Postponed
16/09/2008	Barclays PLC	Response to media speculation
17/09/2008	Barclays PLC	Acquisition
17/09/2008	Barclays PLC	Acquisition
18/09/2008	Barclays PLC	Placing Announcement
18/09/2008	Barclays PLC	Result of Placing
19/09/2008	Barclays PLC	Partial Early Release
19/09/2008	Barclays PLC	Partial Early Release
22/09/2008	Barclays PLC	Completion of Acquisition
23/09/2008	Barclays PLC	Partial Early Repurchase
23/09/2008	Barclays PLC	Partial Early Repurchase
23/09/2008	Barclays PLC	Partial Early Repurchase
24/09/2008	Barclays PLC	Partial Early Repurchase – Amendment
30/09/2008	Barclays PLC	Total Voting Rights
01/10/2008	Barclays PLC	Partial Early Repurchase
02/10/2008	Barclays PLC	Partial Early Repurchase – amendment
02/10/2008	Barclays PLC	Holding(s) in Company
02/10/2008	Barclays PLC	Publication of Prospectus
06/10/2008	Barclays PLC	Director/PDMR Shareholding
07/10/2008	Barclays PLC	London Investor Conference
07/10/2008	Barclays PLC	John Varley addresses investor conference
08/10/2008	Barclays PLC	John Varley comments on UK Government’s statement
09/10/2008	Barclays PLC	Director/PDMR Shareholding
10/10/2008	Barclays PLC	Further comment on UK Government announcement
10/10/2008	Barclays PLC	Full Early Repurchase
10/10/2008	Barclays PLC	Partial Early Repurchase
13/10/2008	Barclays PLC	Update on capital, dividend and current trading
14/10/2008	Barclays PLC	Director/PDMR Shareholding
16/10/2008	Barclays PLC	Director/PDMR Shareholding
21/10/2008	Barclays PLC	Partial Early Repurchase
27/10/2008	Barclays PLC	Publication of Information Memorandum
30/10/2008	Barclays PLC	Partial Early Repurchase
31/10/2008	Barclays PLC	Additional Listing
31/10/2008	Barclays PLC	Total Voting Rights
31/10/2008	Barclays PLC	Interim Management Statement
31/10/2008	Barclays PLC	Barclays Announces Capital Raising
31/10/2008	Barclays PLC	£1.25bn Placing of Mandatorily Convertible Notes (not for release in the US)
03/11/2008	Barclays PLC	Additional Listing
07/11/2008	Barclays PLC	Circular to Shareholders
12/11/2008	Barclays PLC	Partial Early Repurchase
12/11/2008	Barclays PLC	Partial Early Repurchase
14/11/2008	Barclays PLC	Partial Early Repurchase
14/11/2008	Barclays PLC	Partial Early Repurchase
14/11/2008	Barclays PLC	Full Early Repurchase
14/11/2008	Barclays PLC	Full Early Repurchase
17/11/2008	Barclays PLC	Partial Early Repurchase
18/11/ 2008	Barclays PLC	Barclays announces update to Capital Raising
19/11/2008	Barclays PLC	Barclays concludes placing of RCIs
24/11/2008	Barclays PLC	General Meeting Resolutions
24/11/2008	Barclays PLC	General Meeting Statement
24/11/2008	Barclays PLC	Result of General Meeting
24/11/2008	Barclays PLC	Full Early Redemption
25/11/2008	Barclays PLC	Publication of Prospectus
25/11/2008	Barclays PLC	Publication of Prospectus
27/11/2008	Barclays PLC	Additional Listing
28/11/2008	Barclays PLC	Barclays announces securities admitted to trading
02/12/2008	Barclays PLC	Publication of Information Memorandum
02/12/2008	Barclays PLC	Publication of Final Terms
03/12/2008	Barclays PLC	Chris Lucas speaks at Paris investor conference
05/12/2008	Barclays PLC	Additional Listing
17/12/2008	Barclays PLC	Partial Early Repurchase
31/12/2008	Barclays PLC	Total Voting Rights
13/01/2009	Barclays PLC	Directorate Change
19/01/2009	Barclays PLC	Full Early Redemption
19/01/2009	Barclays PLC	Response to share price movement
22/01/2009	Barclays PLC	Director/PDMR Shareholding
26/01/2009	Barclays PLC	Open letter from Marcus Agius and John Varley
30/01/2009	Barclays PLC	Total Voting Rights
02/02/2009	Barclays PLC	Acquisition
05/02/2009	Barclays PLC	Full Early Redemption
05/02/2009	Barclays PLC	Block Listing Interim Review
05/02/2009	Barclays PLC	Block Listing Interim Review
05/02/2009	Barclays PLC	Block Listing Interim Review
05/02/2009	Barclays PLC	Block Listing Interim Review
05/02/2009	Barclays PLC	Block Listing Interim Review
05/02/2009	Barclays PLC	Block Listing Interim Review
05/02/2009	Barclays PLC	Block Listing Interim Review
05/02/2009	Barclays PLC	Block Listing Interim Review
09/02/2009	Barclays PLC	Final Results – Part 2
09/02/2009	Barclays PLC	Final Results – Part 1
09/02/2009	Barclays PLC	Final Results – Part 2
09/02/2009	Barclays PLC	Final Results – Part 1
10/02/2009	Barclays PLC	Publication of Prospectus
10/02/2009	Barclays PLC	Publication of Information Memorandum
12/02/2009	Barclays PLC	Holding(s) in Company
23/02/2009	Barclays PLC	Publication of Information Memorandum
2 4 /02/2009	Barclays PLC	Parial Early Repurchase
2 4 /02/2009	Barclays PLC	Parial Early Repurchase
24/02/2009	Barclays PLC	Holding(s) in Company
02/03/2009	Barclays PLC	Total Voting Rights
04/03/2009	Barclays PLC	Directorate Change
10/03/2009	Barclays PLC	Director Declaration
16/03/2009	Barclays PLC	Response to press comment and update on trading
19/03/2009	Barclays PLC	Director/PDMR Shareholding
24/03/2009	Barclays PLC	Consolidated Basel 2 Pillar 3 Disclosure 2008
24/03/2009	Barclays PLC	Annual Report and Accounts
27/03/2009	Barclays PLC	Response to press comment
30/03/2009	Barclays PLC	Holding(s) in Company
30/03/2009	Barclays PLC	Decision on Asset Protection Scheme
31/03/2009	Barclays PLC	Bob Diamond speaks at London investor conference
31/03/2009	Barclays PLC	Total Voting Rights
31/03/2009	Barclays PLC	Holding(s) in Company
31/03/2009	Barclays PLC	Response to press comment
09/04/2009	Barclays PLC	Disposal
15/04/2009	Barclays PLC	Publication of Prospectus

Details of all regulatory announcements can be found in full on the Company's Market News page s on the London Stock Exchange website at www.londonstockexchange.com.

The Company also has a secondary listing on the New York Stock Exchange. The Company has submitted filings to the US Securities and Exchange Commission (“SEC”). Full details of the filings can be found on the SEC's website at: www.sec.govfont style="FONT-FAMILY: 'BARCLAYS SERIF'">.

The Company de-listed from the Tokyo Stock Exchange (“TSE”) on 28 June 2008.

The Company has submitted copies of the Firm Placing and Placing and Open Offer document, dated 25 June 2008, and copies of the Prospectus in relation to the Warrants, dated 25 November 2008, to the document viewing facility at the FSA

The Company has submitted filings to Companies House in relation to:

•	the allotment of shares

•	the appointment and resignation of Directors (or changes in their particulars)

•	the filing of Group and Interim accounts

•	the Company’s annual return

•	the Memorandum and Articles of Association

•	the authority to allot shares

•	the authority to dis-apply pre-emption rights

•	increase in authorised share capital

Copies of these documents can be found on the Companies House Direct website at: www.direct.companieshouse.gov.uk or by contacting Companies House, Crown Way, Maindy, Cardiff CF14 3UZ.

The Company's Annual Report for the period ended 3 1 December 2008 (which was filed with the UKLA Document Viewing Facility on 24 March 2009) can be fo und on the Company's Investor Relations website at: www.barclays.com/investorrelations .

Further information regarding the Company and its activities is available at:

www.barclays.comand www.barclays.com/investorrelations .

In accordance with Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

Patrick Gonsalves
Deputy Company Secretary

21 April 2009

Exhibit No.18

Barclays Bank PLC

Annual Information Update for the 12 months up to and including 16 April 200 9.

In accordance with Prospectus Rule 5.2, Barclays Bank PLC (the “Company’) announces that the following information has been published or made available to the public over the previous 12 months in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

The following UK regulatory announcements have been made via a Regulatory Information Service:

21/04/2008	Barclays Bank PLC	Annual Information Update
22/04/2008	Barclays Bank PLC	Repurchase and Early Redemption
23/04/2008	Barclays Bank PLC	FRN Variable Rate Fix
23/04/2008	Barclays Bank PLC	Partial Repurchase
23/04/2008	Barclays Bank PLC	Partial Repurchase
23 /04/2008	Barclays Bank PLC	FRN Variable Rate Fix
24/04/2008	Barclays Bank PLC	Partial Repurchase
28/04/2008	Barclays Bank PLC	FRN Variable Rate Fix
28/04/2008	Barclays Bank PLC	FRN Variable Rate Fix
28/04/2008	Barclays Bank PLC	FRN Variable Rate Fix
28/04/2008	Barclays Bank PLC	Partial Repurchase
29/04/2008	Barclays Bank PLC	Full Early Redemption
02/05/2008	Barclays Bank PLC	Partial Repurchase
06/05/2008	Barclays Bank PLC	Partial Repurchase
06/05/2008	Barclays Bank PLC	Partial Repurchase
08/05/2008	Barclays Bank PLC	Partial Repurchase
09/05/2008	Barclays Bank PLC	Partial Repurchase
13/05/2008	Barclays Bank PLC	Full Repurchase
13/05/2008	Barclays Bank PLC	Partial Repurchase
14/05/2008	Barclays Bank PLC	Partial Repurchase
14/05/2008	Barclays Bank PLC	Partial Repurchase
21/05/2008	Barclays Bank PLC	Form 20-F Annual Report
21/05/2008	Barclays Bank PLC	Partial Repurchase
21/05/2008	Barclays Bank PLC	FRN Variable Rate Fix
21/05/2008	Barclays Bank PLC	Full Repurchase and Early Redemption
21/05/2008	Barclays Bank PLC	Partial Repurchase
21/05/2008	Barclays Bank PLC	Full Early Redemption
22/05/2008	Barclays Bank PLC	Partial Repurchase
27/05/2008	Barclays Bank PLC	Publication of Prospectus
28/05/2008	Barclays Bank PLC	Partial Repurchase
28/05/2008	Barclays Bank PLC	FRN Variable Rate Fix
03/06/2008	Barclays Bank PLC	Full Early Redemption
03/06/2008	Barclays Bank PLC	Full Early Redemption
03/06/2008	Barclays Bank PLC	Partial Repurchase
04 /06/2008	Barclays Bank PLC	Repurchase and Early Redemption
09 /06/2008	Barclays Bank PLC	Full Repurchase
10 /06/2008	Barclays Bank PLC	FRN Variable Rate Fix
10 /06/2008	Barclays Bank PLC	Publication of Prospectus
11 /06/2008	Barclays Bank PLC	FRN Variable Rate Fix
11 /06/2008	Barclays Bank PLC	FRN Variable Rate Fix
11 /06/2008	Barclays Bank PLC	Partial Repurchase
11 /06/2008	Barclays Bank PLC	Partial Repurchase
11 /06/2008	Barclays Bank PLC	Partial Repurchase
12/06/2008	Barclays Bank PLC	ERR
12/06/2008	Barclays Bank PLC	ERR
12 /06/2008	Barclays Bank PLC	FRN Variable Rate Fix
12 /06/2008	Barclays Bank PLC	FRN Variable Rate Fix
13 /06/2008	Barclays Bank PLC	FRN Variable Rate Fix – Amendment
13/06/2008	Barclays Bank PLC	Partial Early Repurchase
13/06/2008	Barclays Bank PLC	Partial Early Repurchase
16/06/2008	Barclays Bank PLC	Full Redemption
18/06/2008	Barclays Bank PLC	Partial Repurchase
18/06/2008	Barclays Bank PLC	Partial Repurchase
18/06/2008	Barclays Bank PLC	Partial Repurchase
18 /06/2008	Barclays Bank PLC	FRN Variable Rate Fix
20/06/2008	Barclays Bank PLC	Partial Early Repurchase
20/06/2008	Barclays Bank PLC	Partial Repurchase
20/06/2008	Barclays Bank PLC	Partial Repurchase
20/06/2008	Barclays Bank PLC	Partial Repurchase
23/06/2008	Barclays Bank PLC	Full Early Redemption
24 /06/2008	Barclays Bank PLC	FRN Variable Rate Fix
24 /06/2008	Barclays Bank PLC	FRN Variable Rate Fix
24 /06/2008	Barclays Bank PLC	FRN Variable Rate Fix
26 /06/2008	Barclays Bank PLC	FRN Variable Rate Fix
26 /06/2008	Barclays Bank PLC	FRN Variable Rate Fix
27/06/2008	Barclays Bank PLC	Partial Early Repurchase
27 /06/2008	Barclays Bank PLC	FRN Variable Rate Fix
30/06/2008	Barclays Bank PLC	Publication of Prospectus
01/07/2008	Barclays Bank PLC	Publication of Prospectus
01/07/2008	Barclays Bank PLC	Publication of Prospectus
01/07/2008	Barclays Bank PLC	FRN Variable Rate Fix
02 /07/2008	Barclays Bank PLC	Acquisition
02 /07/2008	Barclays Bank PLC	FRN Variable Rate Fix
03 /07/2008	Barclays Bank PLC	FRN Variable Rate Fix
08 /07/2008	Barclays Bank PLC	FRN Variable Rate Fix
08 /07/2008	Barclays Bank PLC	FRN Variable Rate Fix
10 /07/2008	Barclays Bank PLC	Partial Early Repurchase
17 /07/2008	Barclays Bank PLC	FRN Variable Rate Fix
17 /07/2008	Barclays Bank PLC	FRN Variable Rate Fix
17 /07/2008	Barclays Bank PLC	FRN Variable Rate Fix
23 /07/2008	Barclays Bank PLC	Directorate Change
25 /07/2008	Barclays Bank PLC	Full Early Redemption
25 /07/2008	Barclays Bank PLC	Notice of Redemption
25 /07/2008	Barclays Bank PLC	Notice of Redemption
25 /07/2008	Barclays Bank PLC	Full Early Repurchase
29 /07/2008	Barclays Bank PLC	Full Early Repurchase
29/07/2008	Barclays Bank PLC	FRN Variable Rate Fix
07/08/2008	Barclays Bank PLC	Interim Results
11/08/2008	Barclays Bank PLC	Interim Results
11/08/2008	Barclays Bank PLC	Publication of Prospectus
15/08/2008	Barclays Bank PLC	FRN Variable Rate Fix
15/08/2008	Barclays Bank PLC	FRN Variable Rate Fix
26 /08/2008	Barclays Bank PLC	FRN Variable Rate Fix
28 /08/2008	Barclays Bank PLC	FRN Variable Rate Fix
01/09/2008	Barclays Bank PLC	Directorate Change
04/09/2008	Barclays Bank PLC	FRN Variable Rate Fix
09/09/2008	Barclays Bank PLC	FRN Variable Rate Fix
09/09/2008	Barclays Bank PLC	FRN Variable Rate Fix
09/09/2008	Barclays Bank PLC	FRN Variable Rate Fix
15/09/2008	Barclays Bank PLC	FRN Variable Rate Fix
16/09/2008	Barclays Bank PLC	FRN Variable Rate Fix
16/09/2008	Barclays Bank PLC	FRN Variable Rate Fix
16/09/2008	Barclays Bank PLC	FRN Variable Rate Fix
17/09/2008	Barclays Bank PLC	Partial Early Repurchase
17/09/2008	Barclays Bank PLC	Partial Early Repurchase
18/09/2008	Barclays Bank PLC	Interim Report
18/09/2008	Barclays Bank PLC	Form 6-K
18/09/2008	Barclays Bank PLC	FRN Variable Rate Fix
23/09/2008	Barclays Bank PLC	Full Early Repurchase
23/09/2008	Barclays Bank PLC	Full Early Repurchase
23/09/2008	Barclays Bank PLC	Partial Early Repurchase
23/09/2008	Barclays Bank PLC	Full Early Repurchase
24/09/2008	Barclays Bank PLC	FRN Variable Rate Fix
03/10/2008	Barclays Bank PLC	FRN Variable Rate Fix
13/10/2008	Barclays Bank PLC	FRN Variable Rate Fix
17/10/2008	Barclays Bank PLC	FRN Variable Rate Fix
17/10/2008	Barclays Bank PLC	FRN Variable Rate Fix
17/10/2008	Barclays Bank PLC	FRN Variable Rate Fix
27/10/2008	Barclays Bank PLC	Publication of Final Terms
29/10/2008	Barclays Bank PLC	Full Early Repurchase
29/10/2008	Barclays Bank PLC	FRN Variable Rate Fix
30/10/2008	Barclays Bank PLC	FRN Variable Rate Fix
31/10/2008	Barclays Bank PLC	Partial Repurchase
05/11/2008	Barclays Bank PLC	Partial Early Repurchase
06/11/2008	Barclays Bank PLC	Acquisition
13/11/2008	Barclays Bank PLC	FRN Variable Rate Fix
13/11/2008	Barclays Bank PLC	FRN Variable Rate Fix
13/11/2008	Barclays Bank PLC	FRN Variable Rate Fix
13/11/2008	Barclays Bank PLC	FRN Variable Rate Fix
13/11/2008	Barclays Bank PLC	FRN Variable Rate Fix
17/11/2008	Barclays Bank PLC	FRN Variable Rate Fix
17/11/2008	Barclays Bank PLC	FRN Variable Rate Fix
19/11/2008	Barclays Bank PLC	Full Early Repurchase
20/11/2008	Barclays Bank PLC	Full Early Repurchase
21/11/2008	Barclays Bank PLC	FRN Variable Rate Fix
25/11/2008	Barclays Bank PLC	Publication of Prospectus
26/11/2008	Barclays Bank PLC	Partial Early Repurchase
26/11/2008	Barclays Bank PLC	Partial Early Repurchase
26/11/2008	Barclays Bank PLC	Partial Early Repurchase
01/12/2008	Barclays Bank PLC	Publication of Final Terms
03/12/2008	Barclays Bank PLC	Publication of Final Terms
05/12/2008	Barclays Bank PLC	Publication of Final Terms
05/12/2008	Barclays Bank PLC	FRN Variable Rate Fix
08/12/2008	Barclays Bank PLC	Publication of Final Terms
09/12/2008	Barclays Bank PLC	FRN Variable Rate Fix
09/12/2008	Barclays Bank PLC	FRN Variable Rate Fix
12/12/2008	Barclays Bank PLC	Publication of Final Terms
12/12/2008	Barclays Bank PLC	FRN Variable Rate Fix
15/12/2008	Barclays Bank PLC	FRN Variable Rate Fix
16/12/2008	Barclays Bank PLC	FRN Variable Rate Fix
16/12/2008	Barclays Bank PLC	FRN Variable Rate Fix
16/12/2008	Barclays Bank PLC	FRN Variable Rate Fix
16/12/2008	Barclays Bank PLC	FRN Variable Rate Fix
18/12/2008	Barclays Bank PLC	Publication of Final Terms
18/12/2008	Barclays Bank PLC	FRN Variable Rate Fix
18/12/2008	Barclays Bank PLC	FRN Variable Rate Fix
19/12/2008	Barclays Bank PLC	FRN Variable Rate Fix
22/12/2008	Barclays Bank PLC	Publication of Final Terms
23/12/2008	Barclays Bank PLC	FRN Variable Rate Fix
30/12/2008	Barclays Bank PLC	FRN Variable Rate Fix
30/12/2008	Barclays Bank PLC	FRN Variable Rate Fix
02/01/2009	Barclays Bank PLC	FRN Variable Rate Fix
09/01/2009	Barclays Bank PLC	FRN Variable Rate Fix
13/01/2009	Barclays Bank PLC	Directorate Change
13/01/2009	Barclays Bank PLC	Publication of Final Terms
14/01/2009	Barclays Bank PLC	Publication of Final Terms
15/01/2009	Barclays Bank PLC	FRN Variable Rate Fix
16/01/2009	Barclays Bank PLC	FRN Variable Rate Fix
16/01/2009	Barclays Bank PLC	FRN Variable Rate Fix
16/01/2009	Barclays Bank PLC	FRN Variable Rate Fix
16/01/2009	Barclays Bank PLC	FRN Variable Rate Fix
16/01/2009	Barclays Bank PLC	FRN Variable Rate Fix
19/01/2009	Barclays Bank PLC	FRN Variable Rate Fix
19/01/2009	Barclays Bank PLC	FRN Variable Rate Fix
20/01/2009	Barclays Bank PLC	FRN Variable Rate Fix
20/01/2009	Barclays Bank PLC	Issue of Notes (Replacement)
21/01/2009	Barclays Bank PLC	FRN Variable Rate Fix
21/01/2009	Barclays Bank PLC	FRN Variable Rate Fix
21/01/2009	Barclays Bank PLC	FRN Variable Rate Fix
21/01/2009	Barclays Bank PLC	FRN Variable Rate Fix
22/01/2009	Barclays Bank PLC	FRN Variable Rate Fix
23/01/2009	Barclays Bank PLC	FRN Variable Rate Fix
29/01/2009	Barclays Bank PLC	Publication of Final Terms
11/02/2009	Barclays Bank PLC	FRN Variable Rate Fix
12 /02/2009	Barclays Bank PLC	Doc. Re Prospectus Supplement
12 /02/2009	Barclays Bank PLC	Publication of Final Terms
12 /02/2009	Barclays Bank PLC	Publication of Final Terms
13/ 0 2 /2009	Barclays Bank PLC	Final Results
16 /0 2 /2009	Barclays Bank PLC	FRN Variable Rate Fix
16 /0 2 /2009	Barclays Bank PLC	FRN Variable Rate Fix
16 /0 2 /2009	Barclays Bank PLC	FRN Variable Rate Fix
16 /0 2 /2009	Barclays Bank PLC	FRN Variable Rate Fix
16 /0 2 /2009	Barclays Bank PLC	FRN Variable Rate Fix
17 /0 2 /2009	Barclays Bank PLC	FRN Variable Rate Fix
17 /0 2 /2009	Barclays Bank PLC	FRN Variable Rate Fix
17 /02/2009	Barclays Bank PLC	Publication of Final Terms
17 /02/2009	Barclays Bank PLC	Publication of Final Terms
19 /0 2 /2009	Barclays Bank PLC	FRN Variable Rate Fix
23 /0 2 /2009	Barclays Bank PLC	FRN Variable Rate Fix
25 /0 2 /2009	Barclays Bank PLC	FRN Variable Rate Fix
25 /0 2 /2009	Barclays Bank PLC	FRN Variable Rate Fix
25 /02/2009	Barclays Bank PLC	Publication of Final Terms
26 /0 2 /2009	Barclays Bank PLC	FRN Variable Rate Fix
27/02/2009	Barclays Bank PLC	Settlement & Cancellation of Notes
27/02/2009	Barclays Bank PLC	Full Early Redemption
03/03/2009	Barclays Bank PLC	FRN Variable Rate Fix
04/03/2009	Barclays Bank PLC	Directorate Change
05/03/2009	Barclays Bank PLC	FRN Variable Rate Fix
09/03/2009	Barclays Bank PLC	FRN Variable Rate Fix
10/03/2009	Barclays Bank PLC	Director Declaration
10/03/2009	Barclays Bank PLC	FRN Variable Rate Fix
16/03/2009	Barclays Bank PLC	Publication of Final Terms
16/03/2009	Barclays Bank PLC	FRN Variable Rate Fix
16/03/2009	Barclays Bank PLC	FRN Variable Rate Fix
16/03/2009	Barclays Bank PLC	FRN Variable Rate Fix
16/03/2009	Barclays Bank PLC	FRN Variable Rate Fix
16/03/2009	Barclays Bank PLC	FRN Variable Rate Fix
16/03/2009	Barclays Bank PLC	FRN Variable Rate Fix
16/03/2009	Barclays Bank PLC	FRN Variable Rate Fix
16/03/2009	Barclays Bank PLC	FRN Variable Rate Fix
17/03/2009	Barclays Bank PLC	FRN Variable Rate Fix
18/03/2009	Barclays Bank PLC	FRN Variable Rate Fix
19/03/2009	Barclays Bank PLC	FRN Variable Rate Fix
19/03/2009	Barclays Bank PLC	FRN Variable Rate Fix
19/03/2009	Barclays Bank PLC	FRN Variable Rate Fix
23/03/2009	Barclays Bank PLC	FRN Variable Rate Fix
26/03/2009	Barclays Bank PLC	FRN Variable Rate Fix
26/03/2009	Barclays Bank PLC	FRN Variable Rate Fix
27/03/2009	Barclays Bank PLC	Settlement & cancellation of Notes
30/03/2009	Barclays Bank PLC	Decision on Asset Protection Scheme
31/03/2009	Barclays Bank PLC	Response to press comment

Details of all regulatory announcements can be found in full on the Company's Market News page on the London Stock Exchange website at www.londonstockexchange.com .

The Company has submitted filings to the US Securities and Exchange Commission (“SEC”). Full details of the filings can be found on the SEC's website at: www.sec.gov .

The Company has submitted fi lings to the Canadian securities regulatory authorities . Full details of the filings can be found at: www.sedar.com .

The Company’s securities are also listed on Euronext Paris, Deutsche Boerse, the Luxembourg Stock Exchange, the Channel Islands Stock Exchange , the Copenhagen Stock Exchange, the Irish Stock Exchange , the Borsa Italiana, the Warsaw Stock Exchange and the Prague Stock Exchange . Details of regulatory filings made to these bodies can be found on the following websites:

Euronext Paris                                     www.euronext.com

Deutsche Boerse                                 www.boerse-frankfurt.com

Luxembourg Stock Exchange               www.bourse.lu
Channel Islands Stock Exchange          www.cisx.com
Copenhagen Stock Exchange               www.nasdaqomxnordic.com

Irish Stock Exchange                           www.ise.ie

Borsa Italiana                                     www.borsaitaliana.it
Warsaw Stock Exchange                    www.gpw.pl

Prague Stock Exchange                       www.pse.cz

The Company has submitted copies of the Prospectuses in relation to the Mandatorily Convertible Notes and Reserve Capital Instruments, dated 25 November 2008, to the document viewing facility at the FSA

The Company has submitted filings to Companies House, in relation to:

-	the allotment of shares

-	the appointment and resignation of Directors (or changes in their particulars)

-	amendment to the Memorandum and Articles of Association

-	particulars of mortgages/charges

-	the Company’s annual return

-	the authority to allot shares

-	the dis-application of pre-emption rights

-	the filing of accounts

Copies of these documents can be found on the Companies House Direct website at: www.direct.companieshouse.gov.uk or by contacting Companies House, Crown Way, Maindy, Cardiff CF14 3UZ.

In accordance with Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

Patrick Gonsalves

Joint Company Secretary

21 April 2009

Exhibit No.19

Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to Barclays Bank PLC’s issue of €1,500,000,000 Floating Rate Notes due October 2010 under the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0020R_1-2009-4-22.pdf

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus dated 9 June 2008 for the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme ) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No.20

Please be advised the following issue will be redeemed above par at 107% due to a EARLY REDEMPTION on 30 April 09.

  Barclays Series SN12374 EUR 48,279,000 Due 2 May 2011 - XS0357283687

The outstanding balance will therefore be Zero

Please amend your records accordingly.

Exhibit No.21

As Agent Bank, please be advised of the following rate determined on: 27-Apr-2009
Issue	¦ BARCLAYS BANK PLC GBP 200,000,000 Undated Floating Rate Primary Capital Notes Series 3

ISIN Number	¦ XS0015014615
ISIN Reference	¦
Issue Nomin GBP	¦ 200,000,000.00
Period	¦ 30-Apr-2009 to 31-Jul-2009		Payment Date 31-Jul-2009
Number of Days	¦ 92
Rate	¦ 2.13750
Denomination GBP	¦ 250,000.00	¦	¦

Amount Payable per Denomination	¦ 1,346.92	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.22

2 8 April 2009

Barclays PLC

Barclays PLC announces that, in accordance with the provisions of paragraph 9.6.2 of the Listing Rules, copies of resolutions other than those concerning ordinary business passed at its Annual General Meeting held on Thursday 23 April 200 9, have been submitted to the UK Listing Authority and are available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Exhibit No.23

30 April 2009

Barclays PLC – Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC’s issued share capital consists of 8,384,683,520 ordinary shares with voting rights as at 29 April 2009. There are no ordinary shares held in Treasury.

The above figure (8,384,683,520) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA’s Disclosure and Transparency Rules.
Exhibit No.24

As Agent Bank, please be advised of the following rate determined on: 30/04/09
Issue	¦ Barclays Bank Plc Series 172 - USD 2,000,000,000 FRN due 5 December 2011

ISIN Number	¦ XS0403958571
ISIN Reference	¦ 40395857
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 05/05/09 to 05/06/09		Payment Date 05/06/09
Number of Days	¦ 31
Rate	¦ 1.46125
Denomination USD	¦ 50,000	¦ 2,000,000,000	¦

Amount Payable per Denomination	¦ 62.91	¦ 2,516,597.22	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.25

As Agent Bank, please be advised of the following rate determined on: 30/04/09
Issue	¦ Barclays Bank PLC - Series 183 - GBP 333,000,000 FRN due 30 Jan 2012

ISIN Number	¦ XS0411706897
ISIN Reference	¦ 41170689
Issue Nomin GBP	¦ 333,000,000
Period	¦ 30/04/09 to 30/07/09		Payment Date 30/07/09
Number of Days	¦ 91
Rate	¦ 1.83188
Denomination GBP	¦ 50,000	¦ 333,000,000	¦

Amount Payable per Denomination	¦ 228.36	¦ 1,520,861.91	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601